Exhibit 99.4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF AMERICAS SILVER CORPORATION (the “Company”)
TO BE HELD ON
May 15, 2018

Meeting Date, Location and Purpose

Notice is hereby given that the annual and special meeting (the “Meeting”) of shareholders of the Company will be held at 10:00 a.m. (Toronto time) on Tuesday, May 15, 2018 in Conference Rooms C and D at the Ontario Bar Association, 20 Toronto Street, Suite 300, Toronto, ON, M5C 2B8, for the following purposes:

1.	to receive the consolidated financial statements of the Company for the year ended December 31, 2017 and the auditors’ report thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to reappoint auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix their remuneration;

4.
to consider and if deemed appropriate, approve an ordinary resolution to approve the continuation, amendment and restatement of the Company’s Shareholder Rights Plan as more particularly described in the Management Information Circular (the “Circular”) ; and

5.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For detailed information with respect to each of the above matters, please refer to the sub-section bearing the corresponding title under “Business of the Meeting” in the attached Circular. Any capitalized terms used and not otherwise defined in this notice have the definitions as set out in the Circular.
Notice and Access

The Company is using the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of its Information Circular to its shareholders for the Meeting.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy. Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of Notice and Access in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting Materials.

The Company urges shareholders to review the Circular before voting.
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Accessing Meeting Materials online

The Meeting Materials can be viewed online under the Company’s profile at www.sedar.com or at https://www.americassilvercorp.com/investors/shareholder-meeting-documents/.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR by going to the Company’s website at www.americassilvercorp.com.

Reference to our website is included in this notice as an inactive textual reference only. Except for the documents specifically incorporated by reference into this notice, information contained on our website is not incorporated by reference in this notice and should not be considered to be a part of this notice.

To receive the Meeting Materials in advance of the Proxy Deposit Date and Meeting Date, requests for printed copies must be received no later than May 4, 2018.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Registered shareholders who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy accompanying this Notice and in the Circular.

Dated at Toronto, Ontario as of April 5, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

Signed:	“Darren Blasutti”
Darren Blasutti President and Chief Executive Officer

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